UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2019

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: June 18, 2019

Camtek Ltd. P.O. Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor & Public Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek Closed the Transaction with Chroma

MIGDAL HA'EMEK, Israel, June 19, 2019 – Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) is pleased to announce that, further to previous reports, the transaction between Camtek, Priortech Ltd., the controlling shareholder of Camtek, and Chroma ATE Inc. (TAIEX: 2360) has been completed.

As part of the transaction, Chroma acquired a total of 6,117,440 shares of Camtek for $58.1 million from Priortech, the parent company of Camtek, and a further 1,700,000 new shares issued by Camtek for $16.2 million. The total cash consideration amounts to $74.3 million, representing $9.50 per share which reflects a 29% premium on Camtek’s closing price on the NASDAQ as of February 8, 2019 (the last trading day prior to the signing of the transaction). Following the closing of the transaction, Chroma now holds approximately 20%, while Priortech holds approximately 24% of the total issued and outstanding shares of the Camtek.

In addition, at the closing of the transaction the following agreements entered into effect: (i) a technological cooperation agreement between Camtek and Chroma; (ii) a shareholders rights agreement between Priortech and Chroma; and (iii) the second amended and restated registration rights agreement between Camtek, Chroma and Priortech (which provides Chroma and Priortech with certain rights in connection with participation in the issuance of Camtek shares and the registration of Camtek shares held by Chroma and Priortech following the closing of the transaction).

Finally, with the closing of the transaction, the board of directors of Camtek now includes two representatives of Chroma, and Mr. Rafi Amit has begun serving as the Chairman of the Board of Directors, concurrently with his continued tenure as the CEO.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com